SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Five Star Quality Care, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33832D106

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33832D106		13G	Page 2 of 12 Pages

1.	Names of Reporting Persons Senior Housing Properties Trust

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,235,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,235,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,235,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 33832D106		13G	Page 3 of 12 Pages

1.	Names of Reporting Persons Reit Management & Research LLC

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 33832D106		13G	Page 4 of 12 Pages

1.	Names of Reporting Persons Reit Management & Research Trust

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 33832D106		13G	Page 5 of 12 Pages

1.	Names of Reporting Persons Barry M. Portnoy

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 179,122

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 179,122

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,122

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 33832D106		13G	Page 6 of 12 Pages

1.	Names of Reporting Persons Adam D. Portnoy

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 43,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 43,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) Less than 1%

12.	Type of Reporting Person (See Instructions) IN

Explanatory Note:  The Reporting Persons (as defined below) are filing this Schedule 13G pursuant to Rules 13d-1(c) and 13d-1(h) under the Securities Exchange Act of 1934, as amended.  This Schedule 13G shall be deemed to amend the Schedule 13D filed by the Reporting Persons on May 14, 2010, as previously amended on June 16, 2010.

CUSIP No. 33832D106	13G	Page 7 of 12 Pages

Item 1(a).	Name of Issuer: Five Star Quality Care, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 400 Centre Street Newton, Massachusetts 02458
Item 2(a).

Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1)           Senior Housing Properties Trust (“SNH”)

(2)           Reit Management & Research LLC (“RMR”)(the manager of SNH)

(3)           Reit Management & Research Trust (“RMR Trust”)(the sole member of RMR)

(4) Barry M. Portnoy (a managing director of the Issuer, a managing trustee of SNH, the Chairman and a director of RMR, and the Chairman, majority beneficial owner and a trustee of RMR Trust)

(5)         Adam D. Portnoy (a managing trustee of SNH, the President and Chief Executive Officer and a director of RMR, and the President and Chief Executive Officer, a beneficial owner and a trustee of RMR Trust)

Item 2(b).	Address of Principal Offices or, if none, Residence: The address of each Reporting Person is: Two Newton Place 255 Washington Street, Suite 300 Newton, Massachusetts 02458
Item 2(c).

Citizenship:
SNH is a Maryland real estate investment trust.

RMR is a Delaware limited liability company.

RMR Trust is a Massachusetts business trust.

Barry M. Portnoy is a United States citizen.

Adam D. Portnoy is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $.01 par value per share
Item 2(e).	CUSIP Number: 33832D106

CUSIP No. 33832D106	13G	Page 8 of 12 Pages

Item 3.	If the statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:
Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.

(a)   Amount beneficially owned:

SNH beneficially owns 3,235,000 Shares of Common Stock of the Issuer, of which it acquired 3,200,000 Shares pursuant to a lease realignment agreement with the Issuer, entered into on August 4, 2009, and of which the remaining 35,000 Shares were retained by SNH following its December 31, 2001 spinoff of the Issuer.

Neither RMR nor RMR Trust holds any Shares of Common Stock of the Issuer.  RMR, as manager of SNH, and RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 3,235,000 Shares of Common Stock beneficially owned by SNH, but each disclaims such beneficial ownership.

Mr. Barry Portnoy beneficially owns 179,122 Shares of Common Stock of the Issuer.  Mr. Adam Portnoy beneficially owns 43,000 Shares of Common Stock of the Issuer (of which 19,600 are subject to vesting requirements and will become fully vested, subject to the lapse of certain contingencies, annually through 2014).  In their respective positions with RMR and RMR Trust described in Item 2(a) above, Mr. Barry Portnoy and Mr. Adam Portnoy may also be deemed to beneficially own (and have shared voting and dispositive power over) the 3,235,000 Shares of Common Stock beneficially owned by SNH, but each disclaims such beneficial ownership.

CUSIP No. 33832D106	13G	Page 9 of 12 Pages

(b)   Percent of class:

SNH beneficially owns approximately 9.1% of the Issuer’s Common Stock.

Each of Mr. Barry Portnoy and Mr. Adam Portnoy beneficially owns less than 1% of the Issuer’s Common Stock, and RMR and RMR Trust beneficially own none of the Issuer’s Common Stock.  Reference is made to Item 4(a) above as to the Issuer’s Common Stock beneficially owned by SNH that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry Portnoy or Mr. Adam Portnoy.  If all such Shares of Common Stock were beneficially owned by such persons, their respective percentage beneficial ownership of the Issuer’s Common Stock would be approximately 9.1%, 9.1%, 9.6% and 9.2%.

(c)   Number of shares as to which the Reporting Persons have:

(i)            Sole power to vote or direct the vote:

SNH:	3,235,000

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	179,122

Adam D. Portnoy:	43,000

(ii)           Shared power to vote or direct the vote:

SNH:	0

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	0

Adam D. Portnoy:	0

(iii)          Sole power to dispose or to direct the disposition of:

SNH:	3,235,000

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	179,122

Adam D. Portnoy:	43,000

(iv)          Shared power to dispose or to direct the disposition of:

SNH:	0

RMR:	0

RMR Trust:	0

CUSIP No. 33832D106	13G	Page 10 of 12 Pages

Barry M. Portnoy:	0

Adam D. Portnoy:	0

Reference is made to Item 4(a) above as to the Issuer’s Common Stock beneficially owned by SNH which may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry Portnoy or Mr. Adam Portnoy.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 33832D106	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 4, 2011
(Date)

SENIOR HOUSING PROPERTIES TRUST

/s/ Richard A. Doyle
(Signature)

Richard A. Doyle, Treasurer and Chief Financial Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH LLC

/s/ Adam D. Portnoy
(Signature)

Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

/s/ Adam D. Portnoy
(Signature)

Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 33832D106	13G	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit	Description

99(a)	Joint Filing Agreement, dated as of May 14, 2010, by and among Senior Housing Properties Trust, Reit Management & Research LLC, Reit Management & Research Trust, Barry M. Portnoy and Adam D. Portnoy.*

*Included as Exhibit 99.1 to the Schedule 13D filed May 14, 2010.